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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397


[BNSF LOGO]                                                     NEWS


Contact:  Richard Russack                            FOR IMMEDIATE RELEASE
          (817 352-6425


                         Statement From Robert D. Krebs
                      Chairman and Chief Executive Officer
                    Burlington Northern Santa Fe Corporation

Washington, D.C., March 7, 2000 - Several people testifying at the Surface Transpiration Board's (STB) hearing today provided reasons why the STB should plan to review, without delay, the filing of the application by Burlington Northern Santa Fe Corporation (BNSF) and Canadian National Railway Company (CN) to combine their companies, Robert D. Krebs, BNSF Chairman and Chief Executive Officer, pointed out following the first day of a four-day hearing on the present and future structure of the railroad industry.

        . Senator Charles E. Schumer (D.-NY) said the proposed BNSF/CN combination should be judged on the same criteria as past consolidations that have been reviewed by the STB, and its predecessor, the Interstate Commerce Commission. Senator Schumer said the combination "will provide much needed competitive rail transportation for western New York State." Sen. Schumer also encouraged the STB to have the BNSF/CN prepare in advance of approval a plan to deal with the possibility of service disruptions.

        . Secretary of Transportation Rodney Slater said, "A moratorium is not the right response" to the proposed BNSF/CN combination. He suggested that a number of criteria be used to assure that the public interest will be enhanced from this combination. Among them are: The applicants need to be financially viable and able to be responsive to shippers; a proper Safety Integration Plan must be in hand; and DOT needs to examine the filing before it takes a position. He also urged the STB to consider the long-term direction of the railroad industry, separately from the proposed BNSF/CN combination.

        . Major General Kenneth L. Privratsky, Commander, Military Traffic Management Command of the U.S. Army, said, "The preliminary thoughts of my Command transportation engineers and analysis on the recently proposed BNSF and CN merger show that both carriers have significant experience with successfully executing past rail mergers without major service failures. Additionally, both the BNSF and CN use the same software systems to operate and reroute their trains giving them a better than adequate chance of succeeding. We believe there will be few service problems to shippers with this merger. However, DOD has some 40 DOD installations that must be protected on this system."


                                    -more-
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Robert D. Krebs Statement/Page Two


        . Congressman John J. LaFalce (D.-NY) supports the proposed BNSF/CN combination because of its positive on-going effect on the North American economy. He said, "Rail competition is critical to the long-term expansion of trade and to provide truck competition, and the BNSF/CN will support these essential needs." He added that this combination will help create lasting and prolonged benefits for both countries and the economy of western New York as well as increase competition.

        . Fred Larson, Director, Investment Banking, Salomon Smith Barney, said, "In conclusion, there is no evidence that the public equity markets view further consolidation as inevitable in the North America railroad industry. In addition, it appears clear that equity investors are sending no signals through their behavior that could be interpreted as encouraging the other major railroads to respond to the proposed BNSF/CN transaction with their own mergers. Finally, one may also interpret current depressed railroad stock prices as due, at least in part, to investors' concern over the length, complexity, and uncertainty surrounding the current regulatory review process for railroad combinations. This interpretation would argue against any initiatives to further increase the delays, complexity, or uncertainty surrounding this process.

       Burlington Northern Santa Fe Corporation and Canadian National Railway Company announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity, and improved asset utilization.


Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces. CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov.
                                                                -----------
Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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